April 4, 2007
VIA EDGAR AND FACSIMILE

Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20544-3561
Re Pearson PLC Form 20-F for the Fiscal Year Ended December 31, 2005 File No: 001-16055
Dear Ms. Cvrkel,
The following responds to the additional comment and request for supplemental information set forth in your March 26, 2007 letter to Marjorie Scardino, Chief Executive Officer of Pearson PLC (the “Company”) regarding the above-referenced filing. For ease of review, we have set out below the comment together with the Company’s response.
Note 1 – Accounting policies
e. Intangible assets
Pre-publication costs, page F-11
1.	We have reviewed your response to our comment number 1 in which you explain the company’s rationale for its conclusion that the operating cycle for the Company’s Education Business is a period of approximately five years, and therefore pre-publication costs which will be consumed within this business’s normal operating cycle are classified as current assets pursuant to paragraph 57 of IAS 1. We continue to have concern that your classification of these assets as current assets under IFRS may not be appropriate if the normal operating cycle is “not clearly identifiable” (emphasis added) under the guidance in paragraph 59 of IAS 1. Therefore, we believe that this classification should be further evaluated by management given that your treatment is inconsistent with that used by other registrants in your industry. However, if following your re-evaluation you continue to believe that your current presentation is appropriate, we will not object to this classification under IFRS if your accounting policy disclosures are expanded to further explain your basis or rationale for the treatment of these assets as current assets under the IFRS. Also you should clearly disclose the nature and extent of the change that was made in your IFRS cash flow statements related to the reclassification of pre-publication cash flows from investing to operating the reclassification of pre-publication cash flows from investing to operating activities for all periods presented in accordance with paragraph 49 of IAS 8. You should consider using tables to disclose each error and effects each error had on each period presented in your IFRS financial statements.
However, please note that we continue to believe that your classification of these assets as “current assets” for US GAAP purposes is not appropriate. We believe these costs represent a type of “long-term prepayment” which will benefit several future annual periods, and accordingly should be classified as long-term assets for US GAAP purpose in accordance with subsection (g) of paragraph 6 of Chapter 3 of ARB 43. We firmly believe that it is not appropriate to classify assets with recovery periods of four to five years, such as pre-publication costs, as current assets under US GAAP. In this regard, other large registrants operating in the education publications industry also classify these costs as long-term rather than current assets in their financial statements. Accordingly, please revise future filings to discuss and quantify the impact of this difference in accounting between IFRS and US GAPP in Note 35 to your financial statements.
In addition, we also believe that since pre-publication costs benefit a number of future periods, and are used and incurred in the production of educational materials (and do not represent inventories), they should be classified in your cash flow statement as “investing activities” for US GAAP purposes, rather than operating activities, in accordance with paragraph 15 of SFAS No.95. Accordingly, please revise future filings to discuss and quantify the impact of this difference in accounting between IFRS and US GAAP in Note 35 to your financial statements.
Please note that your revised disclosures with respect to your changes in classifications for US GAAP purpose should be accompanied by those outlined in paragraph 26 of SFAS No.154, as the primary financial statements under US GAAP would be materially different as result of the reclassifications. As part of your response, please provide us with your future proposed disclosures.

Response:
1. 2006 Reporting Timetable
By means of context to its response, the Company notes that it currently intends to file its Form 20-F for the year ended December 31, 2006 on April 26, 2007.
The Company also respectfully advises the Staff that on March 9, 2007, the Board of Directors and Audit Committee approved the Company’s IFRS financial statements for the year ended December 31, 2006, and on March 26, 2007, the IFRS financial statements were issued and made publicly available.
2. IFRS Accounting Treatment
(i) Balance Sheet
In response to the Staff’s comment, the Company has again re-evaluated its classification of pre-publication costs held on its balance sheet. Following this re-evaluation, the Company continues to believe that the normal operating cycle for its educational products businesses is clearly identifiable in accordance with IAS 1 paragraph 59. The Company further believes that its pre-publication costs should be classified as current assets under IFRS, as they are expected to be consumed within that normal operating cycle, as per IAS 1 paragraph 57(a).
The Company also notes that its most directly comparable competitor, which both invests in pre-publication and prepares financial statements under IFRS, also classifies its pre-publication costs as a current asset under IFRS.
(ii) Cash Flow Treatment
As noted in the Company’s prior response letter, following a review of accounting presentation under IFRS in 2006, the Group chose to re-classify its investment in pre-publication assets as cash generated from operations rather than cash used in investing activities. This aligned the classification in the cash flow with both the presentation adopted by other IFRS preparers and the treatment of comparable items in other industries, and also removed any apparent inconsistency between the balance sheet and cash flow presentations.
The Company believes its investment in pre-publication meets the definition of both cash flows from operations and cash flows from investing activities, as explained further below. Given the acceptability of either classification, the Company has treated its re-classification of pre-publication cash flows under IFRS in 2006 as a voluntary change in accounting policy under paragraph 29 of IAS 8 rather than as a correction of an error under paragraph 49 of IAS 8. The Company notes that the disclosures required by both paragraphs 29 of IAS 8, for voluntary changes, and 49 of IAS 8, in respect of the correction of errors, are the same in respect of this item and have been included in the financial statements for the year ended December 31, 2006.
IAS 8, paragraph 5 defines an accounting policy as “...specific principles, bases, conventions, rules and practices applied by an entity in preparing and presenting financial statements [emphasis added].” The Company believes that the change in classification of pre-publication cash flows within the statement of cash flows represents a change in presentation, which by definition is a change in accounting policy.
•	IAS 7, paragraph 11 states that “an entity presents its cash flows from operating, investing and financing activities in a manner which is most appropriate to its business.”
•	IAS 7, paragraph 14 defines cash flows from operating activities as those “primarily derived from the principal revenue-producing activities of the entity.” As the expenditure on pre-publication is a core part of the revenue producing activities of the business, including the payment to suppliers for goods and services (paragraph 14c), being the generation of new education programmes which are then sold, the cash flows meet the definition of operating activities.
•	IAS 7, paragraph 16 defines cash flows from investing activities as those which “represent the extent to which expenditures have been made for resources intended to generate future income and cash flows.” As our previous response disclosed, a significant proportion of the expenditure on pre-publication costs (60%) is recovered in excess of one year from the balance sheet date, and is therefore clearly intended to generate future income and cash flows.

Accordingly, the Company believes that its investment in pre-publication meets both these definitions and that either treatment is consistent with the requirements of IAS 7. The Company further notes that the current/non-current balance sheet classification criteria (and their definitions in IAS 1) differ from the definitions of operating and investing cash flows in IAS 7 and thus allow for an item with a current asset balance sheet allocation to meet investing cash flow classification. As noted above, the Company has changed its classification following a review of its policies because it now believes classification as operating cash flow to be more appropriate.
3. US GAAP Accounting Treatment
(i) Balance Sheet
The Company acknowledges that its pre-publication costs would be classified as non-current under US GAAP, in line with US industry practice. The Company notes that it disclosed on page F-71 of its filing for the year ended December 31, 2005 that ‘under US GAAP, all intangible assets would be classified as non-current’. This footnote therefore covers the classification of pre-publication costs under US GAAP. The Company will enhance its disclosure to further clarify the GAAP difference in this area in its Form 20-F for the year ended December 31, 2006 (see proposed disclosure below).
(ii) Cash Flow Treatment
The Company respectfully advises that there is no restatement of its cash flow presentation for pre-publication assets under US GAAP in 2006. The Company’s investment in pre-publication was classified as an investing activity in its Form 20-F for the year ended December 31, 2005, and the Company will highlight in its filing for the year ended December 31, 2006 that it will continue to be classified as a cash flow from investing activities under US GAAP (see proposed disclosure below).
4 Disclosures
As noted in its prior response, the Company has enhanced its disclosure in its 2006 financial statements to (i) highlight the amount of pre-publication assets recoverable after more than one year; (ii) to include transparent disclosure of the re-classification of its pre-publication cash flows as operating for the reasons stated above; and (iii) to provide the disclosures set out in paragraph 29 of IAS 8.
In its Form 20-F for the year ended December 31, 2006, the Company proposes to include a more detailed description of the US GAAP presentation difference relating to the classification of pre-publication costs in the balance sheet and the cash flow statement. The Company’s proposed disclosures for inclusion in the 2006 Form 20-F are presented below for the Staff’s information:
Proposed disclosure in Note 1 – Accounting Policies
“Pre-publication assets - Pre-publication costs represent direct costs incurred in the development of educational programmes and titles prior to their publication. These costs are recognized as current intangible assets where the title will generate probable future economic benefits within their normal operating cycle and costs can be measured reliably. Pre-publication assets are amortized upon publication of the title over estimated economic lives of five years or less, being an estimate of the expected operating life cycle of the title, with a higher proportion of the amortization taken in the earlier years. The investment in pre-publication assets has been disclosed as part of the cash generated from operations in the cash flow statement.
The assessment of the recoverability of pre-publication assets and the determination of amortization profile involve a significant degree of judgement based on historical trends and management estimation of future potential sales. An incorrect amortization profile could result in excess amounts being carried forward as intangible assets that would otherwise have been written off to the income statement in an earlier period. Reviews are performed regularly to estimate recoverability of pre-publication assets.”

Proposed disclosure in Note 36 — Summary of Principal Differences between International Accounting Standards and
United States of America Generally Accepted Accounting Principles
“i) Intangible assets
In accordance with IAS 1 ‘Presentation of Financial Statements’ the Group classifies its pre-publication assets as current intangibles under IFRS, as they are expected to be consumed within their normal identifiable operating cycle. Under IFRS an asset shall be disclosed as current when it is expected to be realized in, or is intended for sale or consumption in, the entity’s normal operating cycle, provided that the operating cycle is clearly identifiable. Where the operating cycle is not clearly identifiable its duration is assumed to be twelve months. Under US GAAP, these assets are classified as long-term assets, as the benefit will accrue to several future annual periods, in accordance with ARB 43 ‘Restatement & Revision of Accounting Research Bulletin (Working Capital)’.
The Company determines a normal operating cycle under IFRS separately for each entity / cash generating unit within the group with distinct economic characteristics. Each of its education businesses has an operating cycle which is clearly identifiable. The duration of the cycle is primarily based on the expected period over which the educational programs and titles will generate cash flows, and also takes account of the time it takes to produce the educational programs. The pre-publication assets are amortized from the date of first delivery of the program. The normal operating cycle commences when pre-publication activity starts and typically ends 5 years after the date of first delivery for the School, Higher Education and Professional segments, and 4 years after the date of first delivery for the Penguin segment.”
ii) Cash flow presentation
Under US GAAP, the Company’s investment in pre-publication assets has been classified as an investing activity, whereas under IFRS, investment in pre-publication assets has been classified as an operating activity. Consequently under US GAAP, net cash generated from operations, in respect of this item, is £213 million higher in 2006 than under IFRS (£222 million higher in 2005 and £181 million higher in 2004) while the cash flow from investing activities in 2006 is £213 million lower than under IFRS (£222 million lower in 2005 and £181 million lower in 2004).
In addition, in its Form 20-F for the year ended December 31, 2006, the Company proposes to enhance its disclosure in Item 4: Information on the Company to cover operating cycles for its education businesses.
In connection with our response to your comments, the Company acknowledges that:
•	It is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and
•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions or comments regarding our responses, please call the undersigned at 011-44-207-010-2341 (fax 011-44-207-010-6602), or Howard Kenny of Morgan, Lewis & Bockius LLP (our external legal counsel) at (212)-309-6843.
Very truly yours,
/s/ Robin Freestone, Esq.
cc: Jeff Jaramillo, Division of Corporation Finance
cc: Morgan, Lewis & Bockius LLP
cc: PricewaterhouseCoopers LLP

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